NEWS RELEASE
For Additional Information, contact:

Union Community Bancorp                         Montgomery Financial Corporation
Joseph E. Timmons, President                    J. Lee Walden, President
(765) 362-2400                                  (765) 362-4710


                     UNION COMMUNITY BANCORP AND MONTGOMERY
                              FINANCIAL CORPORATION
                      ANNOUNCE SIGNING OF MERGER AGREEMENT

CRAWFORDSVILLE, INDIANA - (JULY 24, 2001) Union Community Bancorp (Nasdaq-NM--UCBC), and Montgomery Financial Corp. (Nasdaq-SCM--MONT), both savings and loan holding companies headquartered in Crawfordsville, Indiana, jointly announced today that they have signed a definitive agreement providing for the merger of Montgomery into Union and the simultaneous merger of Montgomery's savings association subsidiary, Montgomery Savings, A Federal Association, into Union's savings association subsidiary, Union Federal Savings and Loan Association.

Under the terms of the agreement, shareholders of Montgomery would have the right to elect to receive either 1.1244 shares of Union common stock (valued at $15.18, based on Union's July 23, 2001 closing price), or $15.00 in cash for each share of Montgomery common stock owned by them. However, 50% of the aggregate consideration must be paid in shares of Union common stock, and there may be pro rata allocations of cash or stock made to shareholders to ensure that this requirement is satisfied. It is expected that approximately 679,000 Union shares will be issued in the transaction. Including the anticipated cash out of Montgomery options, the transaction value is estimated at $18.5 million.

Under the agreement, three Montgomery directors, Messrs. C. Rex Henthorn, Joseph
M. Malott and Mark E. Foster would be added to the current seven-member Union Board of Directors. Mr. J. Lee Walden, president and chief executive officer of Montgomery, will become chief financial officer of Union, joining the leadership team headed by President & CEO Joseph E. Timmons and Vice President Alan L. Grimble.

The merger will be accounted for as a purchase transaction and is expected to close in the fourth quarter of 2001.

Union management estimates that the transaction will result in general and administrative cost reductions of approximately $850,000. Union intends to resume immediately its previously announced stock repurchase program, and increase the number of shares to be purchased under the program to 679,000, the number of shares expected to be issued to Montgomery shareholders in the merger. These repurchases are expected to be completed during calendar year 2002, subject to required regulatory approvals. The transaction is expected to be accretive to Union core cash earnings per share (excluding amortization of intangibles and one-time charges associated with the consolidation) during 2002. The transaction is expected to be accretive to cash and accounting earnings per share during 2003.

Union and Montgomery are the only locally headquartered FDIC-insured depository institutions in Crawfordsville. Upon completion of the merger, Union will have total assets of approximately $270 million and will operate four locations in Crawfordsville as well as locations in Lafayette, Covington and Williamsport, Indiana. As of June 30, 2001, Union had total assets of $127.4 million and shareholders' equity of $35.6 million, while as of March 31, 2001, Montgomery had total assets of $142.9 million and stockholders' equity of $16.9 million.

The proposed merger is subject to the approval of the shareholders of Union and Montgomery and of the Office of Thrift Supervision and other customary conditions. It is anticipated that the stock portion of the consideration will be treated as a tax-free exchange. Directors of Union and Montgomery have agreed to vote their shares in favor of the merger. Edelman & Co., Ltd. advised Union on the transaction, and Keefe Bruyette & Woods, Inc. advised Montgomery on the transaction.

"This transaction is consistent with Union's philosophy of building shareholder value while providing top-notch customer service in an efficient manner," said Union President and CEO Joseph E. Timmons. "The efficiencies we will be able to achieve by bringing together our institutions will facilitate significant earnings growth as we continue our stock repurchase program. It is a highly appropriate way for Union to leverage the high capital position it has enjoyed since converting from mutual to stock ownership in 1997."

Timmons added, "Union Federal has been assisting Crawfordsville residents with their financial needs since 1913. Bringing talented people from Montgomery and Union together cements Union's position as the preeminent bank in our local market. Customers of both institutions in Crawfordsville and in Williamsport, Covington and Lafayette will have more products, services and convenient banking locations available to them in the process."

J. Lee Walden, president and CEO of Montgomery, said the two financial institutions have had a sizeable presence in Montgomery and the surrounding counties. "Now we can combine expertise and accelerate our strategic planning. We are also extremely pleased to announce this transaction for our shareholders, who will have the opportunity to take cash or stock in Union," Walden said.

"Union and Montgomery have been the county's leading lending institutions for home financing," stated Earl F. Elliot, Chairman of Montgomery Savings. This combination will enable us to continue the tradition of home financing, while creating a larger base of assets and dedicated employees in order to provide a high level of services including growth in commercial banking."

Statements contained in this press release that are not historical facts may constitute forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended) which involve significant risks and uncertainties. The companies intend such forward-looking statements to be covered in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of invoking these safe harbor provisions. The companies' ability to predict results or the actual effect of future plans or strategies is inherently uncertain and involves a number of risks and uncertainties, some of which have been set forth in the companies' most recent annual reports on Form 10-K, which disclosures are incorporated by reference herein. The fact that there are various risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

     Union will be filing a Registration Statement on Form S-4 concerning the merger with the Securities and Exchange Commission ("SEC"), which will include the joint merger proxy statement/prospectus that will be mailed to Union and Montgomery shareholders. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge, when filed, at the SEC's website, In addition, documents filed with the SEC by Union will be available free of charge from the Secretary of Union at 221 East Main Street, Crawfordsville, Indiana 47933, telephone (765) 362-2400. Documents filed with the SEC by Montgomery will be available free of charge from the Secretary of Montgomery at 119 East Main Street, Crawfordsville, Indiana 47933. INVESTORS SHOULD READ THE JOINT MERGER PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. Copies of all recent proxy statements and annual reports are also available free of charge from the respective companies by contacting the company secretary.

     Union and Montgomery and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger. INFORMATION ABOUT THE PARTICIPANTS MAY BE OBTAINED THROUGH THE SEC'S WEBSITE FROM THE DEFINITIVE PROXY STATEMENT FILED WITH THE SEC ON MARCH 14, 2001, WITH RESPECT TO UNION AND THE DEFINITIVE PROXY STATEMENT FILED WITH THE SEC ON SEPTEMBER 15, 2000, WITH RESPECT TO MONTGOMERY.